SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO
SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

VIASOFT, INC.

(Name of Subject Company)

VIASOFT, INC.

(Name of Person Filing Statement)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

92552U-10-2

(CUSIP Number of Class of Securities)

Catherine R. Hardwick, Esq.

4343 East Camelback Road
Suite 205
Phoenix, AZ 85018
(602) 952-0050
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:

William M. Hardin, Esq.

Ronda R. Beckerleg, Esq.
Jennifer S.E. Dorris, Esq.
Osborn Maledon, P.A.
2929 North Central Avenue, Suite 2100
Phoenix, Arizona 85012-2794
(602) 640-9000

[   ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 1 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9, originally filed with the Securities and Exchange Commission (the “Commission”) on May 4, 2000 (the “Schedule 14D-9”), by Viasoft, Inc., a Delaware corporation (the “Company” or “Viasoft”). The Schedule 14D-9 was filed in connection with the combined tender offer made by ASG Sub, Inc., a Delaware corporation (“ASG Sub”) and wholly-owned subsidiary of Allen System Group, Inc. (“Allen Systems”), and Viasoft, to purchase all of the outstanding shares of Viasoft’s Common Stock, $0.001 par value (the “Shares”), including the associated Preferred Share Purchase Rights (the “Rights”) issued pursuant to the Rights Agreement between Viasoft and Harris Trust and Savings Bank, as rights agent, dated as of April 20, 1998, as amended on July 14, 1999 and April 27, 2000, held by Viasoft’s shareholders at $8.40 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and conditions set forth in the Offer to Purchase dated May 4, 2000 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule 14D-9, (which, as may be amended from time to time, together constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of April 27, 2000, by and among Allen Systems, ASG Sub and Viasoft.

ITEM 8.     ADDITIONAL INFORMATION.

      The Offer expired at 12:00 midnight, Eastern time, on Friday, June 2, 2000 (the “Expiration Date”). Based upon a preliminary report from Equiserve, the depositary for the Offer, as of the Expiration Date, 16,926,908 Shares were validly tendered and not withdrawn (including Shares delivered pursuant to guaranteed delivery) pursuant to the Offer, representing approximately 93% of the outstanding Shares. ASG Sub and the Company have accepted these Shares for payment (excluding Shares subject to guarantee of delivery, which shall be accepted and paid for upon completion of delivery). Allen Systems, ASG Sub and Viasoft are expected to make payment for the accepted Shares on Monday, June 5, 2000 or promptly thereafter. A copy of the joint press release, dated June 5, 2000, is attached hereto as Exhibit (a)(5) and is incorporated herein by reference.

ITEM 9.     EXHIBITS.

      Item 9 is hereby amended and supplemented by the addition of the following exhibit:

(a)(5)	Joint Press Release of ASG Sub, Allen Systems and the Company, dated June 5, 2000 (incorporated herein by reference to the Schedule TO-I/ A filed by Viasoft on June 5, 2000).

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VIASOFT, INC.

By:	/s/ KRISTINE KENNEDY RIEGER

Name: Kristine Kennedy Rieger

Title:	Senior Vice President,

Secretary and General Counsel

Dated: June 5, 2000

2

EXHIBIT INDEX

(a)(5)	Joint Press Release of ASG Sub, Allen Systems and the Company, dated June 5, 2000 (incorporated herein by reference to the Schedule TO-I/A filed by Viasoft on June 5, 2000).